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                                                                      EXHIBIT 21







                         SUBSIDIARIES OF THE REGISTRANT



     The following is a list of subsidiaries of the Registrant:

              Registrant and Parent:
                Rowan Companies, Inc.

              Wholly-Owned Subsidiaries of Registrant:
                Era Aviation, Inc., a Washington corporation
                Rowan International, Inc., a Panamanian corporation Rowandrill, Inc., a Texas corporation
                Rowan Drilling Company, Inc., a Texas corporation
                Atlantic Maritime Services, Inc., a Texas corporation Rowan Petroleum, Inc., a Texas corporation
                LeTourneau, Inc., a Texas corporation



      Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.